Exhibit 99.1

News Release For more information, please contact: Investor Relations: Dexter Congbalay 224-306-1535 Dexter.Congbalay@lambweston.com Media: Shelby Stoolman 208-424-5461 shelby.stoolman@lambweston.com

Lamb Weston Announces Addition of New Directors and Other Board Changes

Andre J. Hawaux and Hala G. Moddelmog Join Lamb Weston Board of Directors;

Executive Chairman Timothy R. McLevish Will Not Seek Re-election

EAGLE, ID (July 24, 2017) — Lamb Weston Holdings, Inc. (NYSE: LW) announced today the appointments of Andre J. Hawaux, Executive Vice President and Chief Operating Officer of DICK’S Sporting Goods, Inc., and Hala G. Moddelmog, President and CEO of the Metro Atlanta Chamber, to its Board of Directors, effective July 19, 2017. The company also announced that Executive Chairman Timothy R. McLevish has decided not to seek re-election to the company’s Board of Directors.  Mr. McLevish will remain in his current role until the company’s Annual Meeting of Stockholders on Sept. 28, 2017. The company’s Board of Directors will appoint current lead independent director W.G. Jurgensen to the role of Non-Executive Chairman following the Company’s Annual Meeting.

“I am pleased that we have two outstanding new additions to the Board,” said Tom Werner, President and CEO, Lamb Weston. “Hala and Andre bring strategic skills and strong operational expertise that will be instrumental as we continue to build Lamb Weston. I also want to thank Tim McLevish for his partnership in building the foundation for an independent Lamb Weston. During a time of significant change, we have benefited greatly from Tim’s deep industry knowledge, financial acumen and experience in spinning off public companies.”

“Since Lamb Weston’s spin-off in November 2016, the company has made substantial progress as a strong independent company,” said Mr. McLevish. “I am confident in the company’s business and management and believe Lamb Weston is well-positioned for future success. As a result, I have determined it is the right time for me to transition out of my role with Lamb Weston.”

Mr. Hawaux has served as the Executive Vice President and Chief Operating Officer of DICK’S since August 2015. Hawaux joined DICK’S in 2013 as Executive Vice President, Finance, Administration and Chief Financial Officer. Prior to joining DICK’S, he was most recently President, Consumer Foods at Conagra Brands, Inc. Previously, he served as Conagra Brands’ Executive Vice President, Chief Financial Officer from 2006 to 2009.

Ms. Moddelmog has served as the President and CEO of the Metro Atlanta Chamber since 2014. She is the first woman to lead the 156-year-old organization, which covers 29 counties and more than 15 Fortune 500 companies, as well as a multitude of small and medium-sized enterprises in the 9th largest metropolitan region in the United States. Moddelmog also served as President of Arby’s Restaurant Group, Inc. from 2010 to 2013 and prior to that, held the CEO position with Susan G. Komen for the Cure.

Mr. McLevish joined Lamb Weston in November 2016 as Executive Chairman in preparation of Lamb Weston’s separation from its former parent, Conagra Brands, Inc. Before the separation, McLevish served on the Board of Directors of Conagra Brands.

Mr. Jurgensen served on the board of directors of Conagra Brands for 14 years prior to Lamb Weston’s separation from its former parent and as chief executive officer and a director of Nationwide Financial Services, Inc., and its parent Nationwide Mutual Insurance Company, from 2000 until his retirement in 2009.  Mr. Jurgensen also serves on the Board of Directors of American International Group, Inc. and has chaired its audit committee since May 2013.

Lamb Weston Holdings, Inc.’s 2017 Annual Meeting of Stockholders

Lamb Weston Holdings, Inc.’s Annual Meeting of Stockholders (the “2017 Annual Meeting”) is scheduled for Thursday, Sept. 28, 2017, at 8 a.m. MDT, and will be held at The Hilton Garden Inn, 145 E. Riverside Drive, Eagle, Idaho 83616.

In addition to Messrs. Hawaux and Jurgensen and Ms. Moddelmog, the other candidates for election to the Board of Directors at the 2017 Annual Meeting are: Charles A. Blixt, Thomas P. Maurer, Andrew J. Schindler, Maria Renna Sharpe and Thomas P. Werner.

This press release is not a proxy statement or a solicitation of proxies from the holders of common stock of Lamb Weston Holdings, Inc. A solicitation of proxies in connection with the 2017 Annual Meeting will be made only by Lamb Weston Holdings, Inc.’s definitive proxy statement that will be mailed to all stockholders of record on the record date of July 31, 2017. Lamb Weston Holdings, Inc., will be filing a definitive proxy statement for the 2017 Annual Meeting with the Securities and Exchange Commission (“SEC”). Stockholders are urged to read the proxy statement and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information. Stockholders will be able to receive the proxy statement and other relevant documents free of charge at the SEC’s website at http://www.sec.gov or through the Company’s own website at http://www.lambweston.com/investors.

The directors, nominees for election as director, executive officers and certain other members of management and employees of the Company may be deemed “participants” in the solicitation of proxies from stockholders of the Company in connection with the matters to be considered at the 2017 Annual Meeting. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of the Company in connection with such matters will be set forth in the definitive proxy statement for the Annual Meeting to be filed with the SEC. In addition, information about the Company’s executive officers and directors may be found in the Company’s Annual Report on Form 10-K for the fiscal year ended May 28, 2017, when available.

About Lamb Weston

Lamb Weston is a leading supplier of frozen potato, sweet potato, appetizer and vegetable products to restaurants and retailers around the world. For more than 60 years, Lamb Weston has led the industry in innovation, introducing inventive products that simplify back-of-house management for our customers and make things more delicious for their customers. From the fields where Lamb Weston potatoes are grown to proactive customer partnerships, Lamb Weston always strives for more and never settles. Because, when we look at a potato, we see possibilities. Learn more about us at lambweston.com.